SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number
)
                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0202
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                January 28, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Madison Dearborn Capital Partners III, L.P.

2. Check the Appropriate Box if a Member of a Group

         (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Virginia
Number of Shares                        7           Sole Voting Power
Beneficially
                                                    9,273,091*
Owned By Each                           8           Shared Voting Power
Reporting
                                                    222,068**
Person With                             9           Sole Dispositive Power

                                                    9,273,091*
                                       10           Shared Dispositive Power

                                                    222,068**

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,495,159***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

7.5%****

14. Type of Reporting Person
PN

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Madison Dearborn Special Equity III, L.P.

2. Check the Appropriate Box if a Member of a Group

         (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware
Number of Shares                  7                   Sole Voting Power
Beneficially
                                                      205,889**
Owned By Each                     8                   Shared Voting Power
Reporting
                                                      9,289,270*
Person With                       9                   Sole Dispositive Power

                                                      205,889**
                                 10                   Shared Dispositive Power

                                                      9,289,270*

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,495,159***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

7.5%****

14. Type of Reporting Person

PN

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Special Advisors Fund I, LLC

2. Check the Appropriate Box if a Member of a Group

         (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware
Number of Shares               7                     Sole Voting Power
Beneficially
                                                     16,179
Owned By Each                  8                     Shared Voting Power
Reporting
                                                     9,478,980***
Person With                    9                     Sole Dispositive Power

                                                     16,179
                              10                     Shared Dispositive Power

                                                     9,478,980***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,495,159***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

7.5%***

14. Type of Reporting Person
CO

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Madison Dearborn Partners III, L.P.

2. Check the Appropriate Box if a Member of a Group

         (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware
Number of Shares                        7               Sole Voting Power
Beneficially
                                                        -0-
Owned By Each                           8               Shared Voting Power
Reporting
                                                        9,495,159***
Person With                             9               Sole Dispositive Power

                                                        -0-
                                       10               Shared Dispositive Power

                                                        9,495,159***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,495,159***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

7.5%****

14. Type of Reporting Person
PN

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Madison Dearborn Partners, LLC

2. Check the Appropriate Box if a Member of a Group

         (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Cayman Islands
Number of Shares                        7              Sole Voting Power
Beneficially
                                                       -0-
Owned By Each                           8              Shared Voting Power
Reporting
                                                       9,495,159***
Person With                             9              Sole Dispositive Power

                                                       -0-
                                       10              Shared Dispositive Power

                                                       9,495,159***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

9,495,159***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

7.5%***

14. Type of Reporting Person
CO

                                       Key


Note: The calculations of the shares of Class A Common Stock which may be acquired upon the conversion of the shares of 8.25% Series C Convertible Redeemable Preferred Stock were as of March 31, 2003.

All other shares calculations were based on the data reported in Issuer's Report on Form 8-K filed with the Securities Exchange Commission on June 3, 2003 (the "Form 8-K").

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings Inc. ("Issuer") includes the shares of Class A Stock of which Madison Dearborn Capital Partners III, L.P. ("MDCP") or Madison Dearborn Special Equity III, L.P. ("MDSE") may acquire beneficial ownership, sole or shared respectively, upon the conversion of 48,914 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer which MDCP purchased August 8, 2000. At this time, the 48,914 shares of Preferred Stock may be converted into 6,672,853 shares of Class A Stock.


** This total of shares of Class A Stock includes the shares of Class A Stock of which MDSE or MDCP may acquire, sole or shared respectively, beneficial ownership upon the conversion of 1,086 shares of Preferred Stock which MDSE purchased on August 8, 2000. At this time, the 1,086 shares of Preferred Stock may be converted into 148,152 shares of Class A Stock.


*** This total of shares of Class A Stock includes the Class A Stock of which MDCP, MDSE, Special Advisors Fund I, LLC ("Special Advisors"), Madison Dearborn III, L.P. ("MDP III") and Madison Dearborn Partners, LLC ("MDP" which collectively with MDCP, MDSE, Special Advisors and MDP III are the "Reporting Persons") may acquire shared beneficial ownership upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE. At this time, the 50,000 shares of Preferred Stock may be converted into 6,821,005 shares of Class A Stock.


**** This value for a percentage of Class A Stock owned by Reporting Persons reflects the shares of Class A Stock which may be acquired by Reporting Persons upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE as Class A Stock owned by Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.

This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 12, 2001. The text of Items 4, 5, 6 and 7 and the Exhibit Index of Schedule 13D are hereby amended to reflect that (i) the Shareholders Agreement and the Registration Rights Agreement described in Item 6 of the
Schedule 13D were amended and restated upon the consummation of the sale of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes") to certain investors, each as described herein; and (ii) certain parties to the Shareholders Agreement have entered into a Director Designation Agreement (the "Director Designation Agreement") with respect to the designation and election of directors of the Issuer, XM Radio Inc. and the Issuer's material subsidiaries, each as described herein.

         Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4.           Purpose of Transaction.
------            ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

         MDCP acquired the 2,600,238 shares of Class A Stock, MDSE acquired the 57,737 shares of Class A Stock and Special Advisors acquired the 16,179 shares of Class A Stock and MDCP purchased 48,914 of Preferred Stock and MDSE purchased 1,086 shares of Preferred Stock in order to demonstrate their commitment to the Issuer's long-term business plans and objectives.

         Certain of the rights of the Reporting Persons with respect to the Issuer are governed by a Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 by and among the Issuer, the Reporting Persons and certain other shareholders and Note holders of the Issuer (the "Shareholders' Agreement"). In addition, the Issuer, the Reporting Persons and certain other significant shareholders of the Issuer have entered into a Director Designation Agreement dated as of February 1, 2003 (the "Director Designation Agreement"), pursuant to which the Reporting Persons have certain approval rights with regard to the selection of two of the Board of Directors' independent directors, and agree to vote their shares of the Issuer's capital stock in favor of the persons nominated to the Board of Directors pursuant to the Director Designation Agreement. Certain material provisions of the Shareholders' Agreement, the Director Designation Agreement are described in more detail in Item 6 below.

         Except as described above in this Item 4 and below in Item 6, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The applicable Reporting Persons intend to vote their respective shares of Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to (i) sell their shares of Preferred Stock (and in what amounts) or to retain such shares, or (ii) sell or convert their Notes (or sell the shares of Class A Stock issued upon conversion of the Notes) (and in what amounts) or to retain or not convert such Notes or shares, as applicable, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.


Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

         The Reporting Persons do not believe they will be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement, because all of the provisions relating to acquiring, holding, voting or disposing of the Issuer's securities have been deleted from the Shareholders Agreement pursuant to the most recent amendment and restatement thereof. The Reporting Persons may be deemed to be part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Director Designation Agreement. As of the date the Director Designation Agreement was amended and restated, the group was composed of the following: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) the Reporting Persons;
(3) AEA (as hereinafter defined), (4) American Honda Motor Co., Inc. ("Honda") and (5) Hughes Electronics Corporation ("Hughes").

     The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Amendment No. 2 by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock held by the other members of the group.

         Based solely upon the Form 8-K the Reporting Persons believe that as of May 6, 2003, the members of the group beneficially owned the number of shares of Class A Stock set forth in the table below, on an as-converted basis, constituting in each case that percentage of the Class A Stock outstanding on such date, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Preferred Stock"), is convertible into Class A Stock on a one-for-one basis. As of March 31, 2003 the Preferred Stock was convertible into Class A Stock at the current conversion price of $9.11 per share. The Issuer provides the Reporting Persons an updated calculation of the Preferred Stock conversion price on a monthly basis and accordingly for purposes of this Schedule 13D the number of shares of Class A Stock issuable upon conversion of the Preferred Stock reflects the conversion price as of March 31, 2003. The Notes are convertible into Class A Stock at a conversion price of $3.18 per share.

       Name of Beneficial Owner          Number of Shares       Percentage
       ------------------------          ----------------       ----------

       CLEAR CHANNEL                            8,329,877             6.9%
       MADISON DEARBORN                         9,495,159             7.5%
       HONDA                                   22,964,767            16.0%
       HUGHES                                  18,618,590            14.1%
       AEA                                     10,671,345             8.2%

     To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock for the 60 days prior to June 5, 2003. Based on information provided to the Reporting Persons by the Issuer, other than purchases of Notes by AEA, Honda and Hughes pursuant to the Note Purchase Agreement that were consummated on January 28, 2003, none of the other group members or their executive officers, managers or general partners (as applicable) has effected any transactions in the Class A Stock for the 60 days prior to June 5, 2003.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Persons believe that on January 28, 2003, Hughes acquired $10,000,000 in initial value of Notes. Based solely upon the information set forth in the Form 8-K, the Reporting Persons believe that Hughes beneficially owns as of May 6, 2003 18,618,590 shares of Class A Stock. Based solely on information provided by the Issuer, the Reporting Persons believe that Hughes has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of
$75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock. Based solely upon the information set forth in the Form 8-K, the Reporting Persons believe that Clear Channel beneficially owns 8,329,877 shares of Class A Stock. Based solely on information provided by the Issuer the Reporting Persons believe that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

     Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Persons believe that on January 28, 2003 Honda acquired $50,000,000 in initial value of Notes. Based solely upon the information set forth in the Form 8-K, the Reporting Persons believe that Honda beneficially owns as of May 6, 2003 22,964,767 shares of Class A Stock. Based solely on information provided by the Issuer and contained in Honda's Schedule 13D filed with the SEC, as amended, the Reporting Persons believe that Honda has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the Class A Stock it beneficially owns.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, AEA XM Investors I LLC ("AEA XM I") acquired 6,689 shares of the Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000, AEA XM Investors II LLC ("AEA XM II") acquired 53,131 shares of the Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM I holds of record and therefore directly beneficially owns and has the sole direct power to vote 6,869 shares of Preferred Stock (the "AEA XM I Reported Shares"). Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors Inc. ("AEA Investors") and AEA XM Investors Inc. ("AEA XM Investors") have the indirect power to vote the AEA XM I Reported Shares and have the sole direct power to dispose of the AEA XM I Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM I Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM II holds of record and therefore directly beneficially owns and has the sole direct power to vote 53,131 shares of the Preferred Stock (the "AEA XM II Reported Shares"). Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM II Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM II has the sole direct power to dispose of the AEA XM II Reported Shares.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, in the Available Data, the Reporting Persons believe that on January 28, 2003 AEA XM Investors IA LLC ("AEA XM IA") acquired $838,645.50 in initial value of Notes and on January 28, 2003 AEA XM Investors IIA LLC ("AEA XM IIA" which with AEA XM IA, AEA XM Investors, AEA Investors, AEA XM I, AEA XM II and AEA XM IA are collectively "AEA") acquired $6,861,354.50 in initial value of Notes. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM IA holds of record $838,645.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote shares of Class A Stock issuable upon conversion thereof (the "AEA XM IA Reported Shares"). Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IA Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM IA has the sole direct power to dispose of the AEA XM IA Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IA Reported Shares. AEA XM IIA holds of record $6,861,354.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote shares of Class A Stock issuable upon conversion thereof (the "AEA XM IIA Reported Shares"). Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IIA Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA XM IIA has the sole direct power to dispose of the AEA XM IIA Reported Shares. Based solely on information provided by the Issuer, the Reporting Persons believe that AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IIA Reported Shares. Based solely upon the information set forth in the Form 8-K, the Reporting Persons believe that AEA beneficially owns as of May 6, 2003 10,671,345 shares of Class A Stock.

     The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

         The summary descriptions contained in this Item 6 of the amendments and restatements of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement, which is filed as Exhibit 12 hereto and herein incorporated by reference, and the Registration Rights Agreement, which is filed as Exhibit 13 hereto and herein incorporated by reference. The summary description contained in this Item 6 of the Director Designation Agreement is qualified in its entirety by reference to the full text of the Director
Designation Agreement, which is filed as Exhibit 14 hereto and herein incorporated by reference.

Shareholders' Agreement
-----------------------

         In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Shareholders' Agreement in effect immediately prior thereto was amended and restated. Pursuant to the Shareholders' Agreement, Note holders have certain consent rights with respect to certain actions of the Issuer, XM Radio and their subsidiaries. Note holders, including GM, along with the other parties to the Shareholders' Agreement, also have the right to participate in certain of the Issuer's future private financings to the extent necessary to maintain their pro rata fully diluted ownership percentage. The provisions of the Shareholders' Agreement regarding designating directors to the Issuer's board and voting obligations with respect thereto were deleted and such matters are addressed in the Director Designation Agreement, as described below. Pursuant to the Shareholders' Agreement, certain parties thereto have observation rights with respect to the Board of Directors.

Director Designation Agreement
------------------------------

         Pursuant to the Director Designation Agreement, the Issuer's board of directors shall consist of at least seven members, one of whom shall be designated by Clear Channel, one of whom shall be designated by the AEA XM Entities and the New AEA Investors, two of whom shall be independent directors of recognized industry experience and stature whose nominations must be approved by certain of the parties to the Director Designation Agreement, one of whom shall be the Issuer's Chairman, one of whom shall be the Issuer's President and Chief Executive Officer, and, at Honda's option, one of whom shall be designated by Honda. Each of the parties to the Director Designation Agreement has agreed to vote its shares of capital stock in favor of the persons nominated as directors in accordance with the provisions of the Director Designation Agreement. The foregoing board designation rights are subject to the parties to the Director Designation Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Registration Rights Agreement
-----------------------------

         In addition to the contracts and agreements described above and in Item 4 above, the Reporting Persons have certain registration rights with respect to the Class A Stock and the Preferred Stock pursuant to a Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003 (the "Registration Rights Agreement"), by and among the Issuer, the Reporting Persons and certain other stockholders and Note holders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement became entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Preferred Stock investors received their demand right beginning on August 9, 2001. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters" right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Registration Rights Agreement holding, in the aggregate, shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Preferred Stock investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer (for itself or on behalf of potential selling shareholders), other than an offering for high yield debt.

         In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Registration Rights Agreement was amended and restated to grant additional registration rights to the purchasers of the Notes, certain other equity holders and GM. Note holders and GM, respectively, have several rights to demand registration of $10.0 million or more of Class A Stock, subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. Note holders also have rights to include their Class A Stock in registered offerings that the Issuer initiates (for itself or on behalf of potential selling shareholders) subject to certain exceptions. The Issuer is also obligated to initiate shelf registration statements involving delayed or continuous offerings upon demand, one of which must be filed shortly after closing the transactions contemplated by the Note Purchase Agreement.

         Other than the Shareholders' Agreement, the Registration Rights Agreement, the Director Designation Agreement and the Standstill Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                Exhibit No.                          Description
                -----------                          -----------

                      11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to
                                       Exhibit  10.5  to  XM   Satellite   Radio
                                       Holdings  Inc.'s and XM  Satellite  Radio
                                       Inc.'s  Current  Report on Form 8-K dated
                                       January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      14 Amended and Restated Director Designation Agreement dated as of February 1, 2003 incorporated herein by reference to
                                       Exhibit  10.42  to  XM  Satellite   Radio
                                       Holdings Inc.'s Report on Form 10-Q dated
                                       May  14,   2003,   as   filed   with  the
                                       Securities and Exchange Commission on May
                                       15, 2003.





                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Reporting Persons

By: Paul J. Finnegan For himself and as agent for each of the persons indicated pursuant to a joint-filing agreement previously filed with the Securities and Exchange Commission.

Date: June ___, 2003             MADISON DEARBORN CAPITAL PARTNERS III, L.P.

                                 By Madison Dearborn Partners III, L.P.,
                                      its General Partner

                                 By Madison Dearborn Partners, LLC,
                                      its General Partner


                                 By: /s/ Paul J. Finnegan
                                     -------------------------------------------
                                     Paul J. Finnegan, its Managing Director

                                  Exhibit Index

                Exhibit No.                          Description
                -----------                          -----------

                      11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to
                                       Exhibit  10.5  to  XM   Satellite   Radio
                                       Holdings  Inc.'s and XM  Satellite  Radio
                                       Inc.'s  Current  Report on Form 8-K dated
                                       January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      14 Amended and Restated Director Designation Agreement dated as of February 1, 2003 incorporated herein by reference to
                                       Exhibit  10.42  to  XM  Satellite   Radio
                                       Holdings Inc.'s Report on Form 10-Q dated
                                       May  14,   2003,   as   filed   with  the
                                       Securities and Exchange Commission on May
                                       15, 2003.